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                            May 15, 2020

       Christopher Demetriou
       President and Chief Executive Officer
       Aberdeen Standard Investments ETFs Sponsor LLC
       712 Fifth Avenue, 49th Floor
       New York, NY 10019

                                                        Re: Aberdeen Standard
Palladium ETF Trust
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2020
                                                            File No. 333-238125

       Dear Mr. Demetriou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Lin, Staff Attorney, at (202) 551-3552 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance